

16022337

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
NOV 29 2016
Washington DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35239 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSH Advisory Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Revere Drive, Suite 200
(No. and Street)

| Northbrook | IL | 60062 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary S. Hart — (847) 281-3520
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

| 15565 Northland Dr., Suite 508 West | Southfield | MI | 48075 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
NOV 29 2016
RECEIVED

2016 NOV 29 PM 2:53
SEC / TM
RECEIVED

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Gary S. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSH Advisory Services Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
MARY T R MOWERY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/01/20


Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GSH Advisory Services, Inc.

## Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

## Including Independent Auditor's Report Thereon

## For the Year-Ended September 30, 2016

*Edward Richardson Jr., CPA 15565*
*Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

Independent Auditor's Report

Board of Directors
GSH Advisory Services, Inc.
5 Revere Drive
Northbrook, IL 60062-8000

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of GSH Advisory Services, Inc. as of September 30, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of GSH Advisory Services, Inc., management. My responsibility is to express an opinion on these financial statements based on my audit.

**Auditor's Responsibility**

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSH Advisory Services, Inc. as of September 30, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

**Other Matters**

The Supplemental Information has been subjected to audit procedures performed with audit of GSH Advisory Services, Inc. financial statements. Supplemental Information is the responsibility of GSH Advisory Services, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing

procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
November 22, 2016

## GSH Advisory Services, Inc.

**Financial Statements**

**Statement of Financial Condition**

**As of and for the Year-Ended September 30, 2016**

ASSETS

| | |
|---|---|
| CURRENT ASSETS | |
| Cash in Bank | 8000 |
| Total Current Assets | 8000 |
| PROPERTY AND EQUIPMENT | 0 |
| TOTAL ASSETS | 8000 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| CURRENT LIABILITIES | 0 |
| LONG-TERM LIABILITES | 0 |
| Total Liabilities | 0 |
| STOCKHOLDER'S EQUITY | |
| Capital Stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding | 1000 |
| Paid-in Excess | 7000 |
| Total Stockholder's Equity | 8000 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | 8000 |

The accompanying notes are an integral part of these financial statements.

**GSH Advisory Services, Inc.**

**Financial Statements**

**Statement of Operations**

**As of and for the Year-Ended September 30, 2016**

| | | 12 months ended September 30, 2016 |
|---|---|---|
| Revenues | | |
| | Consulting income | 10000 |
| | Interest income | 5 |
| | Total Revenues | 10005 |
| Operating Expenses | | |
| | Regulatory fees | 2265 |
| | Other expenses | 7740 |
| | Total Operating Expenses | 10005 |
| | Operating Income/(Loss) | 0 |

The accompanying notes are an integral part of these financial statements.

**GSH Advisory Services, Inc.**
**Financial Statements**
**Statement of Cash Flows**
**As of and for the Year-Ended September 30, 2016**

| | 12 months ended September 30, 2016 |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | 0 |
| Adjustments to reconcile Net Income | |
| (Loss) to net Cash provided by: (used in) operating activities: | |
| Losses (Gains) on sales of Fixed Assets | |
| Decrease(Increase) in Operating Assets | |
| Increase (Decrease) in Operating Liabilities: Accrued Liabilities | |
| Total Adjustments | 0 |
| Net Cash Provided by (Used in) Operating Activities | 0 |
| CASH FLOWS FROM INVESTING ACTIVITIES | 0 |
| Proceeds from Sale of Fixed Assets | |
| Net Cash Provided by (Used in) Investing Activities | 0 |

| | |
|---|---|
| CASH FLOWS FROM FINANCING ACTIVITIES | 0 |
| Proceeds from Sale of Stock | |
| Treasury Stock | |
| Net Cash Provided by (Used in) Financing Activities | 0 |
| NET INCRESASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 0 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD | 8000 |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | 8000 |

The accompanying notes are an integral part of these financial statements.

# GSH Advisory Services, Inc.

## Financial Statements

## Statement of Changes in Ownership Equity

**As of and for the Year-Ended September 30, 2016**

| | Common Stock | | Preferred Stock | | Paid-in Capital | | Treasury Stock | | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Amount | Amount |
| Balance at October 1, 2015 | 100 | 1000 | 0 | 0 | 100 | 7000 | 0 | 0 | 0 | 8000 |
| Net Income | | | | | | | | | | |
| Capital Transactions | | | | | | | | | | |
| Prior Period Adjustments | | | | | | | | | | |
| Balance at September 30, 2016 | 100 | 1000 | 0 | 0 | 100 | 7000 | 0 | 0 | 0 | 8000 |

The accompanying notes are an integral part of these financial statements.

**GSH Advisory Services, Inc.**

**Financial Statements**

**Statement of Changes in Subordinated Liabilities**

**As of and for the Year-Ended September 30, 2016**

| | | |
|---|---|---|
| Balance of such claims at October 1, 2015 | $ | - |
| Additions | | - |
| Reductions | | - |
| Balance of such claims at September 30, 2016 | $ | - |

The accompanying notes are an integral part of these financial statements.

## GSH Advisory Services, Inc.
## Notes to Financial Statements
**As of and for the Year-Ended September 30, 2016**

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

GSH Advisory Services, Inc. (the Company) was incorporated in the State of Illinois effective December 10, 1985. The Company has adopted a fiscal year ending September 30th.

Description of Business

The Company, located in Northbrook, IL is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Consulting income is recorded by the Company on the accrual basis of accounting.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

**GSH ADVISORY SERVICES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**September 30, 2016**

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustments among others. During the year ended September 30, 2016, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist as a function of the company's limited amount of consulting income.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

NOTE C – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefor calculate is net capital requirement under the alternative reserve requirement method.

NOTE D – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1).

NOTE E – RELATED PARTY TRANSACTIONS

The Company has an arrangement with Gary Hart & Associates, Ltd where certain office expenses are paid.

NOTE F – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE G – COMMITMENTS AND CONTINGENCIES

GSH Advisory Services, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 22, 2016, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

# GSH Advisory Services, Inc.
## Supplementary Schedules Pursuant to SEA Rule 17a-5
## Of the Securities and Exchange Act of 1934
**As of and for the Year-Ended September 30, 2016**

**Computation of Net Capital**

| | | | |
|---|---|---|---|
| Stockholder's Equity | | | $ 8,000 |
| Non-Allowable Assets | | | |
| Fixed Assets | | $ 0 | |
| Accounts receivable-other | | 0 | |
| Total Non-Allowable Assets | | | ($ 0) |
| Haircuts on Securities Positions | | | |
| Securities Haircuts | $ 160 | | |
| Undue Concentration Charges | 0 | | |
| Total Haircuts on Securities Positions | | | ($ 160) |
| Net Allowable Capital | | | $ 7,840 |

**Computation of Net Capital Requirement**

| | |
|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ 0 |
| Minimum Dollar Net capital Requirement of Reporting Broker-Dealer | 5,000 |
| Net Capital Requirement | 5,000 |
| Excess Net Capital | 2,840 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $ 0 |
| Percentage of Aggregate Indebtedness to Net Capital | 0% |

**Computation of Reconciliation of Net Capital**

| | |
|---|---|
| Net Capital Computed on FOCUS IIA as of September 30, 2015 | $ 7,840 |
| Adjustments | |
| Increase (Decrease) in Equity | 0 |
| (Increase) Decrease in Non-Allowable Assets | 0 |
| (Increase) Decrease in Securities Haircuts | 0 |
| Net Capital per Audit | $ 7,840 |
| Reconciled Difference | 0 |

## GSH Advisory Services, Inc.
## Supplementary Schedules Pursuant to SEA Rule 17a-5
## Of the Securities and Exchange Act of 1934

As of and for the Year-Ended September 30, 2016

**Statement Related to Uniform Net Capital Rule**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2016, the Company had net capital of $7,840 which was $2,840 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

**Statement Related to Exemptive Provision (Possession and Control)**

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(i)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

**Statement Related to Material Inadequacies**

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

**Statement Related to SIPC Reconciliation**

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broke-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

# GSH Advisory Services, Inc.
## Supplementary Schedules Pursuant to SEA Rule 17a-5
## Of the Securities and Exchange Act of 1934
As of and for the Year-Ended September 30, 2016

# REPORT ON BROKER DEALER EXEMPTION

**For the year ended September 30, 2016**

Edward Richardson, Jr., CPA
15565 Nolthland Suite 508 West
Southfield, MI. 48075

November 22, 2016

Board of Directors
GSH Advisory Services, Inc. 5
Revere Drive Suite 200 North
brook, IL 60062-8000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (l) GSH Advisory Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GSH Advisory Services, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(l), and (2) GSH Advisory Services, Inc. stated that GSH Advisory Services, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception. GSH Advisory Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GSH Advisory Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

# GSH ADVISORY SERVICES, INC.

5 REVERE DRIVE, SUITE 200
NORTHBROOK, ILLINOIS 60062

Telephone (847) 281-3520
Fax (847) 883-8704


November 22, 2016

Edward Richardson, Jr. CPA 15565
Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 1Sc3-3 (k) (i) for FYE September 30, 2016

Dear Edward,

Please be advised that GSH Advisory Services, Inc. ('GSH") has complied with Exemption Rule 15c3-3 (k) (i), for the period of October 1, 2015 through September 30, 2016. GSH did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships).
GSH s past business has been of similar nature and has complied to this exemption since its inception, (date).

Gary Hart, the president of GSH has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review September 30, 2016.

Gary Hart has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected GSH's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (847) 281 - 3520.

Very truly yours,

GSH Advisory Services, Inc.



Gary Hart
President